

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Mr. Xu Hai Bo
President
Avante Systems, Inc.
50 West Liberty St., Suite 880
Reno, NV 89501

> **Re:** **Avante Systems, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed December 21, 2010**
> **File No. 333-171305**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated January 14, 2011. However, we still believe that your offering constitutes an indirect primary offering by the company through the selling shareholders. We note that the number of shares being registered is over 60% of the shares held by non-affiliates, and these persons recently received their shares for nominal consideration. We also note that the purpose of the underlying Regulation S offering was to facilitate a public market in the company's securities. Therefore, we reissue our comment requesting that the selling shareholders be named as underwriters.

Risk Factors, page 7

2. We note your response to comment six in our letter dated January 14, 2011. On page 11 of your amended filing you state that you have subsidiaries located in the PRC. Please

amend your filing to discuss any licenses these subsidiaries are required to have to operate in China. If the subsidiaries are in the process of obtaining these licenses please describe what stage of the application process they are currently in, and when you anticipate the licensure will be complete.

3. Similarly, please amend your filing in your Business section, and where appropriate, to discuss your "subsidiaries located in the PRC." Include the names of the entities, what form of ownership or interest you maintain in these entities, for example any agreements or contractual arrangements, as well as discussion about how these entities relate to your overall corporate and business structure.

<u>We intend to market our products in China and then other areas of Asia, page 11</u>

4. As requested in comment nine in our letter dated January 14, 2011, plainly state that because the PRC has historically not protected a company's intellectual property to the same extent as the United States, a company doing business in the PRC faces an increased risk of intellectual property piracy.

5. We note your response to comment nine in our letter January 14, 2011. We also note your disclosure on page eleven regarding risks associated with doing business in China. Please revise your disclosure to include discussion of risks associated with doing business or conducting business in Malaysia including, but not limited to, acquiring necessary permits or licenses, challenges to protecting intellectual property, regulation affecting foreign-based businesses operating in Malaysia or tax issues. Additionally, consider any other Malaysian laws, regulations or customs that could present material risks to your business.

<u>Because all of our executive officers and our directors reside outside..., page 13</u>

6. We note your response to comment eight in our letter dated January 14, 2011. Please disclose whether an investor would find it difficult to:

- enforce U.S. court judgments based upon the civil liability provisions of the U.S. federal securities laws in Malaysian or PRC courts against you or your executive officers and directors; and

- bring an original action in a Malaysian or PRC court to enforce liabilities based upon the U.S. federal securities laws against you or the above described persons.

Description of Business, page 25

Third Generation Technology and Wideband Code Division Multiple Access, page 26

7. We note your response to comment seven in our letter dated January 14, 2011. Please revise your disclosure on page 26 to include China in your list of countries and include the percentage of Chinese population with access to broadband as of November 2010.

Management's Discussion and Analysis…, page 30

Liquidity and Capital Resources, page 33

8. We note your response to comment 22 in our letter dated January 14, 2011. We also note that your amended proposed maximum offering price is now reduced to $24,750. Please revise this section, and any other where appropriate, to reflect this change in your total offering.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at (202) 551-6971 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

Sincerely,

s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to (800) 731-6120
        David S. Jennings, Esq.